SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 April 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Blocklisting 6 Monthly Return dated 16 April 2004
99.2	Blocklisting 6 Monthly Return dated 16 April 2004
99.3	Transaction in Own Shares dated 16 April 2004
99.4	Transaction in Own Shares dated 19 April 2004
99.5	IHG Sets New Online Standard dated 20 April 2004
99.6	Transaction in Own Shares dated 20 April 2004
99.7	Transaction in Own Shares dated 21 April 2004
99.8	Director Shareholding dated 22 April 2004
99.9	Transaction in Own Shares dated 22 April 2004
99.10	Transaction in Own Shares dated 23 April 2004
99.11	Transaction in Own Shares dated 26 April 2004
99.12	Director Shareholding dated 28 April 2004

Exhibit 99.1

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

InterContinental Hotels Group PLC

2. Name of scheme

Six Continents Executive Share Option Schemes

3. Period of return:

From	15 October 2003	To	15 April 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,126,792 Ordinary shares

5. Number of shares issued / allotted under scheme during period:

1,352,745

6. Balance under scheme not yet issued / allotted at end of period

4,774,047

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 Ordinary shares, 12 May 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

725,572,365

Contact for queries

Name	Catherine Springett

Address	Head of Secretariat

Telephone	01753 410 242

Exhibit 99.2

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

InterContinental Hotels Group PLC

2. Name of scheme

Six Continents Employee Share Save Schemes

3. Period of return:

From	15 October 2003	To	15 April 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,702,878 Ordinary shares

5. Number of shares issued / allotted under scheme during period:

-

6. Balance under scheme not yet issued / allotted at end of period

2,702,878

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 Ordinary shares, 12 May 2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

725,572,365

Contact for queries

Name	Catherine Springett

Address	Head of Secretariat

Telephone	01753 410 242

Exhibit 99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 410,000 of its ordinary shares at a price of 499.33p per share.

END

Exhibit 99.4

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 140,000 of its ordinary shares at a price of 500.683p per share.

END

Exhibit 99.5

INTERCONTINENTAL HOTELS GROUP TAKES BOLD ACTION TO ADDRESS
PROBLEMS WITH ONLINE TRAVEL DISTRIBUTORS

LONDON (April 20, 2004) - InterContinental Hotels Group (IHG), the world's largest and most global hotel company, is adopting a new standard for its portfolio of brands, representing more than 3,500 hotels, for selling or re-selling hotel room inventory via all online travel companies. The new standard becomes effective on 20 May 2004 and was unanimously endorsed on 16 April 2004 by the IAHI, the most established independent franchisee association in the industry.

"The standard directly addresses a number of problems that IHG's guests and hotel owners are experiencing with some online travel companies. We have been discussing these problems for some time and believe several distributors are working hard to alleviate the situation. However, it is important that we ensure the business practices of all our online distribution partners are in line with our core values," stated Peter Gowers, executive vice president Global Brand Services.

The new standard commits IHG to working only with distributors and their affiliates who do not engage in confusing and potentially unclear marketing practices, who clearly present taxes and fees to consumers, who respect IHG's trademarks, and who ensure reservations are guaranteed through an automated and common confirmation process. The new standard also ensures that hotel owners are able to provide the best available rate, realise efficiency gains from the Internet which they can reinvest in their properties, and better manage inventory.

Significant Consumer Problems
Confusing and potentially unclear marketing practices

The rapid adoption of the Internet for travel booking has led to the rise of some potentially confusing and unclear practices.

  Customers who go to an online distributor's website to find a hotel may see a hotel listed as 'Sold Out' when that hotel actually has rooms to sell.
  Customers may be lured to a site with the promise of huge discounts on recognised hotel brands, which may not exist in any meaningful quantity.
  Customers searching for a specific hotel brand can be diverted to another website without their knowledge or consent.

IHG will only work with distributors and their affiliates who are committed not to engage in any of these types of practices.

Unclear presentation of taxes and fees
When booking a hotel room on some distributor' websites, a guest may see a charge for 'taxes and fees' added to the room rate. In many cases, it is not made clear to the guest what proportion of this charge is for taxes, and what is for service fees imposed by the distributor. This means that a large part of the 'taxes and fees' line may often, in fact, be fees retained by the distributor, although many guests may be unaware of this. It also leads to problems for hotel owners and distributors in determining the appropriate taxation basis on the amount remitted by the distributor to the hotel.

IHG will only work with distributors who commit to showing clearly all guest charges and to helping hotels directly address the question of the appropriate taxation basis.

Antiquated and unreliable booking processes
Despite the hi-tech nature of the Internet, it is surprising that some of the third party sites still use manual and inefficient booking processes. Consumers can make reservations on a distributor's website, but those reservations are often ultimately transmitted to the hotel via a fax or other process that then must be manually re-entered into the hotel's reservation system. This leads to the potential for lost reservations, reduces consumers' confidence that their booking is secure, and increases operational costs for hotel owners.

IHG will only work with distributors who either already have automated the booking, payment, and settlement processes or are committed to automating the processes in a short period of time.

Increasingly Unattractive Business Model for Hotel Owners
Hard for hotel owners to offer the best rate available
Current online distribution models make it difficult for hotels to offer the best rate available. In some cases, hotels don't have the ability to set their room prices on third party sites, making it unnecessarily difficult for a hotel to ensure that it stays in compliance with IHG's Lowest Internet Rate Guarantee.

IHG will only work with distributors and their affiliates who commit to work with hotels to comply with IHG's best rate available promise.

Hotel owners unable to respond to supply and demand
Under the existing model, hotel owners are unable to make real-time choices on controlling rooms available for sale, taking into account demand levels, customer buying patterns and channel costs. Hotel owners often subsidise inefficient distributors by being forced to keep open high cost channels when demand is high.

IHG will only work with distributors and their affiliates who commit to allowing hotel owners to respond to market supply and demand.

Internet efficiencies unrealised by hotels
The high cost of some current distribution channels prohibits efficiencies gained from the Internet from being passed to hotels and consumers. In fact, some distributors are currently operating with 20-30 percent commission margins, a level that far exceeds even 'traditional' offline travel agents.

IHG will only work with distributors who want to share Internet efficiency gains with hotel owners and guests.

"We are committed to working with a wide variety of sales distribution channels," said Gowers. "However, we are taking the stand that we will not have our brands sold through distributors who refuse to solve these problems. Customers and hotel owners have a high degree of trust in our brands ... our reputation and heritage is built on that trust."

Leroy Lail, chairman of the IAHI, stated, "We as hotel owners are fully in support of this new standard. It is a win-win for owners and guests alike."

InterContinental Hotels Group has always been an industry leader in e-commerce, being the first company to offer online reservations in the industry. IHG was recently recognised by an Internet assessment performance company, Keynote Systems, for having the fastest website in the industry, and was voted the best international hotel website in the most recent Freddie Awards (the most prestigious frequent traveller programme awards). IHG was the first company in the hotel industry to earn the TRUSTe seal of approval for its online security and privacy protections. Over 70 percent of InterContinental Hotels Group online reservations are currently booked directly via its own websites, well above the industry average of 50 percent. Bookings through third-party online distributors currently represent less than two percent of room revenues for IHG's brands worldwide.

-- ends --

IHG will be hosting a conference call for analysts today (20th April) at 2.00 p.m. UK time (9.00 a.m. EST) with Peter Gowers, EVP Global Brand Services, Richard Solomons, Finance Director and Gavin Flynn, Head of Investor Relations, to outline our position and answer any questions you might have. Dial in details are as follows:

UK:                        0845 245 3471
International:           +44 (0)1452 542 300

For further information please contact:

Dee Cayhill, Corporate Affairs              Tel: +44 (0) 1753 410 423
Gavin Flynn, Investor Relations            Tel: +44 (0) 1753 410 238

Note to editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). InterContinental Hotels Group owns a portfolio of well recognized and respected hotel brands including InterContinental® Hotels &Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn ® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, and Hotel Indigo ™ and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK. InterContinental Hotels Group offers information and reservations capability on the Internet - www.intercontinental.com for InterContinental Hotels& Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Holiday Inn Express hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels, and www.candlewoodsuites.com for Candlewood Suites, and for the Group's rewards program, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.

END

Exhibit 99.6

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 650,000 of its ordinary shares at a price of 518.4615p per share.

END

Exhibit 99.7

21st April 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,000,000 of its ordinary shares at a price of 517.55p per share.

END

Exhibit 99.8

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares to be used to satisfy awards under the Company's employee share schemes.

7. Number of shares / amount of stock acquired

121,337

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of GBP1.00 each

12. Price per share

GBP4.9380

13. Date of transaction

15 April 2004

14. Date company informed

21 April 2004

15. Total holding in the Trust following this notification

2,108,168 Ordinary shares

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle, 01753 410 246

25. Name and signature of authorised company official responsible for making this notification

Catherine Springett
Head of Secretariat

Date of Notification

22 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Exhibit 99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 90,000 of its ordinary shares at a price of 521.7222p per share.

END

Exhibit 99.10

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 670,000 of its ordinary shares at a price of 538.9552p per share.

END

Exhibit 99.11

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,550,000 of its ordinary shares at a price of 537.3113p per share.

Exhibit 99.12

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.   Name of company

InterContinental Hotels Group PLC

2.   Name of director

Richard Hartman

3.   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4.   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Richard Hartman

5.   Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6.   Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7.   Number of shares / amount of stock acquired

2,000 Ordinary Shares

8.   Percentage of issued class

Negligible

9.   Number of shares/amount of stock disposed

N/A

10.   Percentage of issued class

N/A

11.   Class of security

GBP1 Ordinary Shares

12.   Price per share

GBP5.19

13.   Date of transaction

22 April 2004

14.   Date company informed

27 April 2004

15.   Total holding following this notification

32,345

16.   Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17.   Date of grant

N/A

18.   Period during which or date on which exercisable

N/A

19.   Total amount paid (if any) for grant of the option

N/A

20.   Description of shares or debentures involved: class, number

N/A

21.   Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22.   Total number of shares or debentures over which options held following this notification

N/A

23.   Any additional information

N/A

24.   Name of contact and telephone number for queries

Catherine Springett 01753 410 242

25.   Name and signature of authorised company official responsible for making this notification

Catherine Springett

Date of Notification

28 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 April 2004